                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 19, 1997

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

AVS Number:   088249


COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE


DEALING BY A SUBSTANTIAL SHAREHOLDER


Name of Company:  Micro Focus Group plc
Name of Shareholder:  Fidelity Investments
Number of shares sold:  149,400 (0.97%)
Class of security:  10p Ordinary
Date Company was informed:  19th September 1997
Total holding following this notification:  1,363,812
Total % holding following this notification:  8.85%



Any queries please contact:  K Watt
Telephone no.  01635 565489
Date:  19th September 1997

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 19, 1997            By:   /s/ Loren E. Hillberg
                                        ---------------------------------
                                        Loren E. Hillberg
                                        Vice President and General Counsel